1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200

November 9, 2022

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Michelle Miller

Bonnie Baynes

Tonya K. Aldave

John Dana Brown

Re:	Brookfield Asset Management Ltd.

Registration Statement on Form F-1

Filed October 19, 2022

File No. 333-267935

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Asset Management Ltd. (the “Registrant” or “Manager”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 8, 2022 (the “Letter”), regarding the Registrant’s Registration Statement on Form F-1 (File No. 333-267935) (the “Registration Statement”) filed by the Registrant on October 19, 2022. Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in the Letter, the Registrant has revised the Registration Statement to update certain other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form F-1

Capitalization, page 71

1.

Please disclose how the Brookfield Reinsurance subscription for approximately 2.7 million Class A Shares of the Manager for $150 million in cash, which you described as a step in effecting the Arrangement and Special Distribution, is reflected in the Pro Forma Capitalization table.

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 70 of Amendment No. 1 to clarify that such cash will be used to purchase Class A Shares from shareholders of the Corporation received by them pursuant to the Arrangement for purposes of the Manager Escrowed Stock Plan. Therefore, such proceeds will have no impact on cash and cash equivalents on a pro forma basis.

Corporate Structure, page 73

2.

We note your response to prior comment 3, the revised diagram of the simplified corporate structure of the Manager immediately following completion of the Arrangement and Special Distribution, as well as your disclosure of the timing of the transaction on page 64. Please address the following:

•

In footnote 1, clarify that to effect the Special Distribution to shareholders of Brookfield Reinsurance if the Corporation’s shareholders approve the Arrangement, the Corporation will subscribe for shares of Brookfield Reinsurance and that thereafter Brookfield Reinsurance will subscribe for Class A Shares of the Manager.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2022

•

Disclose that Class A shares of the Manager to be acquired by Brookfield Reinsurance to effect the Special Distribution will be aside from the Corporations acquisition of Manager Class A and Class B shares in exchange for 25% interest in Brookfield Asset Management ULC.

•

Reflect that Brookfield Reinsurance will obtain the Class A Shares of the Manager to affect the Special Distribution as dotted lines via the Corporation’s subscription for shares of Brookfield Reinsurance and then the subscription of Brookfield Reinsurance for Class A Shares of the Manager to clearly distinguish the steps of the Arrangement and Special Distribution.

The Registrant acknowledges the Staff’s comments and has revised the disclosure beginning pages 20 and 74 of Amendment No.1 to address the foregoing.

Pro Forma Financial Information, page 78

3.

We note your response to prior comment 4 and your disclosure on page 78 that the Pro Forma Financial Statements reflect three transaction steps of the Arrangement and the Special Distribution. Please address the following:

•

Tell us and clarify how the Brookfield Reinsurance subscription for approximately 2.7 million Class A Shares of the Manager for $150 million in cash is reflected in the Unaudited Pro Forma Financial Statements, including your basis for the inclusion of the 2.7 million Class A Shares of the Manager in the approximately 386 million of Class A Shares in the Manager Pro Forma amounts prior to the receipt of cash for the settlement of the subscription.

The Registrant acknowledges the Staff’s comments and advises the Staff that, as disclosed in footnote 3(c) to the pro forma financial statements, the $150 million of cash proceeds received by the Manager from Brookfield Reinsurance will be used (along with other funds) by the ESP Companies to purchase Class A Shares from shareholders of the Corporation received by them pursuant to the Arrangement for purposes of the Manager Escrowed Stock Plan. As a result, the inflow of $150 million of cash is offset with the outflow of these funds resulting in a net impact on cash of $nil.

The Registrant further advises the Staff that, in order to effect the Special Distribution, Brookfield Reinsurance must subscribe for approximately 2.7 million Class A Shares of Manager. This subscription will represent a firm commitment over Manager’s equity and has a material impact on Manager’s equity and earnings per share. This transaction is directly related to the Special Distribution and is tied directly to the capitalization of the Manager. As a result, the receipt of $150 million in cash for the issuance of approximately 2.7 million Class A Shares of the Manager has been reflected as a transaction accounting adjustment within the pro forma financial statements.

In light of the Staff’s comment, the Registrant has revised its disclosure in footnotes 3(a) and 3(c) to the pro forma financial statements to clarify the impact that the subscription of Manager shares and the establishment of ESP Companies has on pro forma cash balances.

•

Disclose in Note 3.a., if true, that Class A Shares of the Manager have no par value and as such the full proceeds from the issuance of shares should be recognized in the respective equity share accounts.

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 93.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2022

Exhibits

4.

We note your disclosure on pages 10 and 63 that if the Capital Reduction Resolution is approved, Brookfield Reinsurance shareholders are expected to receive a tax free distribution. Please tell us why you do not believe a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K, as this appears to be a material tax consequence about which you are making a representation in the filing.

The Registrant acknowledges the Staff’s comment and advises the Staff that the language appearing on pages 10 and 63 of the Registration Statement relates to the Canadian tax consequences of the Special Distribution to shareholders of Brookfield Reinsurance. Per Staff Legal Bulletin No. 19, a tax opinion is only required to be filed with respect to material U.S. federal tax consequences and, in the case of foreign private issuers (such as the Registrant) the prospectus need only contain a discussion of the non-U.S. tax consequences. Therefore, no tax opinion is required to be filed pursuant to Item 601(b)(8) of Regulation S-K.

The Registrant has revised the disclosure on pages 10 and 63 of Amendment No. 1 to clarify that such disclosure relates to Canadian federal income tax consequences.

*************************

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Bahir Manios

Brookfield Asset Management Ltd.

Karrin Powys-Lybbe

Torys LLP